Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	May 12, 2011
NYSE: SVM

SILVERCORP ANNOUNCES FOURTH QUARTER DIVIDEND OF CAD$0.02

VANCOUVER, British Columbia – May 12, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today announced that its Board of Directors has declared its fourth quarter fiscal 2011 dividend of CAD$0.02 per share, to be paid on or before July 21, 2011 to shareholders of record at the close of business on June 30, 2011. The dividends are considered eligible dividends for Canadian tax purposes.

FOURTH QUARTER RESULTS CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss the fourth quarter results is scheduled as follows:

Date:	Thursday, May 12, 2011
Time:	8:00 am PT (11:00 am ET)
Dial-In Number:	1-612-288-0329
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.